SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated November 28, 2023 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

Buenos Aires, Argentina – November 28, 2023 – CRESUD S.A.C.I.F. y A. (NASDAQ:CRESY, ByMA:CRES), leading Latinamerican agricultural company, informs that the Bank of New York Mellon (“BONY”), depositary bank of the ADS, announced December 7, 2023 as the record date for the dividend payment and the treasury shares distribution to ADS holders, approved by the Shareholders’ Meeting held on October 5, 2023.

The estimated cash dividend announced is approximately USD/ADS 0.367391 and it was calculated considering the blue chip swap FX of ARS/USD 1,018.98 and it does not consider the performance of the “Super Ahorro $” common investment fund, where the company deposited the dividend funds until the BONY could transfer them in favor of the ADS holders.

Due to the restrictions informed in the material fact published on October 20, 2023, the payment date of the dividend in cash and in kind, as well as the treasury shares distribution, has not been defined yet. The Company reminds that the dividend in kind is 0.03759 IRSA GDS per CRESUD ADS, and the treasury shares distribution is of 0.00985 ADS per each ADS, representative of 0.9855% of the stock capital.

The effective amount of the cash dividend will be set when the payment date is determined, in accordance with the FX and the net performance of the aforementioned common investment fund.

Our Investor Relations department will be available to answer any related query at the following address ir@cresud.com.ar.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets

November 28, 2023